

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2020

Benjamin M. Locke
Chief Executive Officer
Tecogen Inc.
45 First Avenue
Waltham, MA 02451

>　**Re: Tecogen Inc.**
>　　　**Registration Statement on Form S-3**
>　　　**Filed April 6, 2020**
>　　　**File No. 333-237582**

Dear Mr. Locke:

　　　This is to advise you that we have not reviewed and will not review your registration statement.

　　　Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　Office of Technology

cc:　　Neil R.E. Carr